Gary R. Henrie
Attorney at Law

3518 N. 1450 W.                                                                                                                                                                                                                                                                                                                                               Telephone:  702-616-3093
Pleasant Grove, UT  84062                                                                                                                                                                                                                                                                                                                       E-mail:  grhlaw@hotmail.com

December 30, 2009

By Filing on EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549-0404

Re:         Transfer Technology International Corp.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed April 8, 2009
Form 10-Q for the period ended June 30, 2009
Filed August 18, 2009
Form 8-K
Filed November 23, 2009
File No. 0-27131

To Whom It May Concern:

The Company is requesting an additional 10 business days to respond to staff comment letters dated November 10, 2009, and November 24, 2009.  We had previously requested additional time to respond to these two letters by letter dated December 10, 2009.  A few days into the time period requested on December 10, 2009, the mother of our primary accountant at our outside independent accounting firm passed away.  This accountant is central to resolving staff comments and we had to wait for his return.  He is now back and began his review and input yesterday.

Under the circumstances we need an additional 10 business days beginning with the work day of yesterday.  Accordingly, our responses will be filed on or before January 11, 2009.

We had hoped to have had this completed by now.  We could not have foreseen this last delay.  Thank you for your consideration of this request.

Very truly yours,

/s/ Gary R. Henrie

Gary R. Henrie
Transfer Technology International Corp.
Securities Counsel